UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of June, 2003

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Holding(s) in Company




To RNS


Notification of change in interest in shares

We write in accordance with rule 9.12, under the continuing obligations section of the Listing Rules, to notify you that we have today received information that, pursuant to section 198 of the Companies Act 1985, the shareholding of The Capital Group Companies, Inc., which equals 104,380,995 shares, now represents 13.02% of the issued ordinary share capital of Pearson plc.

The registered holders of the shares are listed on the schedules below.

From  Pearson plc


As of 17 June 2003

Pearson plc

                                                      Number of      Percent of
                                                       Shares        Outstanding

The Capital Group Companies, Inc. ("CG") holdings     104,380,995    13.020%

Holdings by CG Management Companies and Funds:

-  Capital Guardian Trust Company                      66,825,780     8.336%

-  Capital International Limited                       11,206,676     1.398%

-  Capital International S.A.                           6,565,983     0.819%

-  Capital International, Inc.                         10,445,284     1.303%

-  Capital Research and Management Company              9,337,272     1.165%


                                       Schedule A


                          Schedule of holdings in Pearson plc
                                    As of 17 June 2003

                              Capital Guardian Trust Company

Registered Name                                              Local Shares

State Street Nominees Limited                                   9,765,571

Bank of New York Nominees                                       1,539,233

Chase Nominees Limited                                         26,792,159

BT Globenet Nominees Ltd                                          606,035

Midland Bank plc                                               12,301,000

Deutsche Bank Mannheim                                              1,100

Bankers Trust                                                   2,902,300

Barclays Bank                                                   1,446,300

Citibank London                                                 1,078,286

Nortrust Nominees                                               9,002,992

Royal Bank of Scotland                                             50,900

MSS Nominees Limited                                              113,400

State Street Bank & Trust Co.                                      77,800

Deutsche Bank AG                                                    2,100

HSBC Bank plc                                                      13,300

ROY Nominees Limited                                               45,400

Mellon Nominees (UK) Limited                                    1,087,904

                                             TOTAL             66,825,780

                                Schedule B


                        Capital International Limited

Registered Name                                             Local Shares

State Street Nominees Limited                                     488,462

Bank of New York Nominees                                       3,218,451

Northern Trust                                                    544,535

Chase Nominees Limited                                          1,602,940

Midland Bank plc                                                   60,300

Bankers Trust                                                   1,220,958

Barclays Bank                                                      24,200

Citibank London                                                    44,800

Morgan Guaranty                                                   200,559

Nortrust Nominees                                               1,740,164

Royal Bank of Scotland                                              8,100

MSS Nominees Limited                                               91,200

State Street Bank & Trust Co.                                     247,500

Lloyds Bank                                                        37,100

Deutsche Bank AG                                                  778,236

HSBC Bank plc                                                     630,630

Mellon Bank N.A.                                                   11,016

KAS UK                                                             37,125

Bank One London                                                   146,300

Clydesdale Bank plc                                                74,100

                                                  TOTAL        11,206,676

                                   Schedule B


                       Capital International S.A.

Registered Name                                                  Local Shares

State Street Nominees Limited                                       10,636

Bank of New York Nominees                                           89,027

Chase Nominees Limited                                           2,778,115

Credit Suisse London Branch                                         20,000

Midland Bank plc                                                   560,000

Barclays Bank                                                      746,518

Citibank London                                                     27,000

Brown Bros.                                                         73,900

Nortrust Nominees                                                   11,300

Morgan Stanley                                                      12,900

Royal Bank of Scotland                                           1,101,118

MSS Nominees Limited                                                17,800

J.P. Morgan                                                        475,600

State Street Bank & Trust Co.                                       72,600

National Westminster Bank                                           76,600

Lloyds Bank                                                         85,800

Vidacos Nominees Ltd.                                               44,090

RBSTB Nominees Ltd.                                                 31,027

Citibank NA                                                         12,000

Deutsche Bank AG                                                   138,752

HSBC Bank plc                                                      181,200

                                             TOTAL               6,565,983

                             Schedule B


                     Capital International, Inc

Registered Name                                                  Local Shares

State Street Nominees Limited                                     3,423,476

Bank of New York Nominees                                         1,132,790

Chase Nominees Limited                                            2,810,940

Midland Bank plc                                                    255,400

Deutsche Bank Mannheim                                               33,600

Bankers Trust                                                        51,500

Citibank London                                                     174,100

Nortrust Nominees                                                   853,898

Royal Bank of Scotland                                              173,700

State Street Bank & Trust Co.                                       899,996

RBSTB Nominees Ltd.                                                  38,500

Citibank NA                                                         303,257

Deutsche Bank AG                                                     93,000

Chase Manhattan Nominee Ltd.                                         15,927

HSBC Bank plc                                                       185,200

                                                  TOTAL          10,445,284

                               Schedule B


                    Capital Research and Management Company

Registered Name                                                 Local Shares

State Street Nominees Limited                                       500,000

Chase Nominees Limited                                            8,837,272

                                                 TOTAL            9,337,272


                               Schedule B








                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 19 June, 2003

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary